SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03021820


RECD S.E.C.
JUN 9 2003
1086

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2000

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________________ to ____________________

Commission File Number 333-12998

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR
THE STORES DIVISION OF ICI PAINTS
(FORMERLY THE RETIREMENT SAVINGS AND INVESTMENT
PLAN OF ICI PAINTS)
(the "Plan")
The Glidden Company
925 Euclid Avenue
Cleveland, OH 44115

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Auditors

Statements of Net Assets Available for Plan Benefits
- December 30, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits
- Year Ended December 30, 2000

Notes to Financial Statements

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS
(formerly known as the Retirement Savings and Investment Plan of ICI Paints)

Table of Contents

All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



One Cleveland Center
1375 East Ninth Street, Suite 2600
Cleveland, OH 44114-1796

Independent Auditors' Report

Administrator of Savings and Investment
Plan for the Stores Division of ICI Paints
(formerly the Retirement Savings and
Investment Plan of ICI Paints):

We have audited the accompanying statements of net assets available for plan benefits of the Savings and Investment Plan for the Stores Division of ICI Paints (Plan), formerly the Retirement Savings and Investment Plan of ICI Paints, as of December 30, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

September 16, 2002



SAVINGS AND INVESTMENT PLAN FOR THE STORES DIVISION OF ICI PAINTS
(formerly known as the Retirement Savings and Investment Plan of ICI Paints)

Statements of Net Assets Available for Plan Benefits

December 30, 2000 and 1999

	2000	1999
Investments, at fair value:		
Registered investment companies	$ —	148,489,402
Master trust	—	63,084,317
Common/collective trust	—	15,172,783
Company stock	—	9,484,773
Participant loans	3,432,280	9,456,548
ICI Master Trust (note 3)	52,410,271	—
Total investments	55,842,551	245,687,823
Receivables:		
Investment income	6,425	50,780
Participant contribution receivable	131,531	354,157
Employer contribution receivable	54,616	131,871
Due from trustee for investments sold	—	231,001
Total receivables	192,572	767,809
Liabilities:		
Due to trustee for investment purchases	—	748,144
Net assets available for plan benefits	$ 56,035,123	245,707,488

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR THE STORES DIVISION OF ICI PAINTS

(formerly known as the Retirement Savings and Investment Plan of ICI Paints)

Statement of Changes in Net Assets Available for Plan Benefits

December 30, 2000

Investment income (loss):	
Beneficial interest in the ICI Master Trust (note 3):	
Interest and dividends	$ 2,181,720
Net depreciation in fair value of investments	(6,107,426)
Net depreciation in fair value of investments	(3,825,206)
Interest and dividends	1,230,129
Total investment loss	(6,520,783)
Contributions:	
Participants	7,390,516
Employer	2,747,170
Total contributions	10,137,686
	3,616,903
Distributions to participants or beneficiaries	16,941,235
Trustee to trustee transfer (note 1[g])	(176,348,033)
Net decrease in assets available for plan benefits	(189,672,365)
Net assets available for plan benefits:	
Beginning of year	245,707,488
End of year	$ 56,035,123

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS
(formerly known as the Retirement Savings and Investment Plan of ICI Paints)

Notes to Financial Statements

December 30, 2000 and 1999

(1) Description of the Plan

The following description of the Savings and Investment Plan for the Stores Division of ICI Paints (Plan), formerly known as the Retirement Savings and Investment Plan of ICI Paints, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective July 1, 2000, the Retirement Savings and Investment Plan of ICI Paints (RSIP) was amended and restated as the Savings and Investment Plan for the Stores Division of ICI Paints (SIP Stores). All employees who are not employees of the Store's division where transferred to either the Savings and Investment Plan of the ICI Group (SIP) or the Savings and Investment Plan of the ICI Group in Puerto Rico (SIP Puerto Rico).

ICI Paints (the Company) ratified removal of Key Asset Management as the trustee of the RSIP effective June 30, 2000, and the appointment of Fidelity Management Trust Company effective July 1, 2000, as the trustee of the SIP Stores, SIP and SIP Puerto Rico under the Master Trust, who agrees to be bound by the terms of the ICI Master Trust.

(a) Participation and Distributions

The Plan is a defined contribution plan in which all employees who meet certain age and service criteria are eligible to participate, except for employees who are members of a collective bargaining unit which has entered into an agreement providing for the exclusion of its members from the Plan or who are not Stores Division employees. The Plan is an individual account plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of Plan assets.

(b) Contributions

Prior to the restatement of the Plan, eligible employees could contribute up to 14% of pretax compensation through monthly payroll deductions, subject to relevant Internal Revenue Code limitations. Pretax contributions made to the Plan were matched by the Company in cash at 50% of the first 6% of participants' contributions.

Subsequent to the restatement of the Plan, eligible employees can contribute up to 15% of pretax compensation through monthly payroll deductions, subject to relevant Internal Revenue Code limitations. Pretax contributions made to the Plan are matched by the Company in cash at 100% of the first 3% of the participants' contributions.

Subsequent to June 30, 2000, Plan contribution limits for the SIP Stores are 15% pretax and 12% after-tax of deferred compensation. The maximum that may be contributed in any combination of before-tax and after-tax money is 17% (subject to the annual pretax dollar limit). Pretax contributions made to the Plan are matched by the Company in cash at 100% of the first 3% of the participants' contributions.

(Continued)

(c) Investment Programs

Prior to the restatement, participant contributions and employer contributions were invested by the Plan trustee, Key Trust Company of Ohio, N.A. (Trustee), as directed by the employee, in one or more of the funds described below. Participating employees may elect to change current contribution investment direction and transfer previously invested contributions from one fund to another electronically once a day. Earnings, interest, and dividends received from investments in each fund are reinvested in the fund in similar assets. The previous ten participant-directed investment funds and brief descriptions of the various Plan investment funds are as follows:

- *Guaranteed Investment Contract Fund*

  This fund was comprised principally of investment contracts with one or more insurance carriers or banks; the value of the contributions is guaranteed by the insurance carriers and banks against investment loss. At June 30, 2000 and December 30, 1999, investments consisted of participation in the Trustee's Employee Benefits Money Market Fund and ICI Long-Term Income Fund, which was a master trust fund managed by the Employee Benefits Investment Committee ICI American Holdings, Inc. (subsidiary of Imperial Chemical Industries PLC).

  For the period ended June 30, 2000, investments also consisted of guaranteed investment contracts with various insurance companies that paid interest at rates between 5.43% and 8.20%.

  On June 30, 2000 and December 30, 1999, fair values approximated contract value, and there are no valuation reserves.

- *Victory Growth Fund*

  This fund sought to provide long-term growth of capital by investing primarily in a diversified group of common stocks of issuers listed on a nationally recognized exchange with an emphasis on companies with superior prospects for long-term earnings growth and price appreciation.

- *Putnam Investors Fund*

  This fund sought long-term growth of capital and any increased income that results from this growth. This fund invests mainly in common stocks of large U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies whose earnings are believed to likely grow faster than the economy as a whole.

(Continued)

- *INVESCO Total Return Fund*

  This fund primarily invested in a combination of common stocks of companies with a strong history of paying regular dividends and invested in debt securities. Debt securities included obligations of the U.S. Government and government agencies. The remaining assets of the fund were allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.

- *EB Equity Index Fund*

  This fund primarily invested in a diversified portfolio of common stocks included in the S&P's 500 Index, the S&P's stock index futures contract, and other derivative securities designed to replicate the performance of the S&P's 500 Index, thereby achieving total return through a combination of capital appreciation and dividend income.

- *American Washington Mutual Investors Fund*

  This fund sought to provide current income and the opportunity for growth of principal consistent with sound common stock investing. The fund invested in stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. The fund did not invest in companies that derive their primary revenues from alcohol or tobacco.

- *International Fund*

  This fund invested primarily in equity securities of issuers domiciled in Europe and the Pacific Basin. The fund's objective was to seek long-term growth of capital by investing in companies based outside the United States. At June 30, 2000 and December 30, 1999, these investments consisted of participation in the American EuroPacific Growth Fund, which is a traded mutual fund managed by American Funds Service Company.

- *Company Stock Fund*

  This fund invested primarily in Imperial Chemical Industries PLC American Depository Receipts (ICI ADRs), which are traded on the New York Stock Exchange. The fund's objective was to provide the potential for substantial rates of return. At June 30, 2000 and December 30, 1999, investments consisted of participation in ICI ADRs and the Trustee's Employee Benefits Money Market Fund.

- *Neuberger Berman Genesis Asset Fund*

  This fund's objective was to seek capital appreciation. This fund invested primarily in common stocks of companies with small market capitalization (small-cap companies). Market capitalization means the total market value of a company's outstanding common stock. The fund regards companies with market capitalization of up to $1.5 billion at the time of investment as small-cap companies. The small-cap fund searches for companies with entrepreneurial management, sound finances, and strong potential for market growth.

(Continued)

- *Loan Fund*

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 over a 12-month period or 50% of their account balance. Loan transactions are accounted for in the Loan Fund. The loans are secured by the balance in the participant's account. Interest rates range from 7% to 10%, with loan terms from one to five years; however, the Plan allows a term of up to 15 years on a loan used to purchase a personal residence. Principal and interest are paid ratably through monthly payroll deductions.

Subsequent to the restatement, participant contributions and employer contributions, as well as previous balances were invested by the Plan's new trustee, Fidelity Management Trust Company (New Trustee), as directed by the employee, in one or more of the funds in the ICI Master Trust described below. The ten participant-directed investment funds and brief descriptions of the various Plan investment funds are as follows:

- *Mellon Capital Asset Allocation Strategy Fund*

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor.

- *Fidelity Balanced Fund*

  This fund invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund will invest 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- *Fidelity Equity-Income Fund*

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- *Fidelity U.S. Equity Index Pool Fund*

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

(Continued)

- *Fidelity Magellan Fund*

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of your investment over the long term through capital appreciation.

- *Fidelity Aggressive Growth Fund*

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of your investment over the long term through capital appreciation.

- *T. Rowe Price Small-Cap Stock Fund*

  This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- *Company Stock Fund*

  This fund invests primarily in Imperial Chemical Industries PLC American Depository Receipts (ICI ADRs), which are traded on the New York Stock Exchange. The fund's objective is to provide the potential for substantial rates of return.

- *ICI Long-term Income Fund*

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bond, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- *American Funds Europacific Growth Fund*

  This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

(Continued)

- *Loan Fund*

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 over a 12-month period or 50% of their account balance. Loan transactions are accounted for in the Loan Fund. The loans are secured by the balance in the participant's account. Interest rates range from 7% to 10%, with loan terms from one to five years; however, the Plan allows a term of up to 15 years on a loan used to purchase a personal residence. Principal and interest are paid ratably through monthly payroll deductions.

(d) Vesting

Participants are 100% vested at all times in the value of their contributions and the Company's matching contributions thereon.

(e) Termination Provision

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. It may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event that such discontinuance results in the termination of the Plan, no further contributions shall be made by the Company.

(f) Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may roll-over the vested account balance into another qualified plan.

(g) Transfer of Plan Assets

In 2000, a transfer of $176,348,033 in Plan assets occurred. The transfer was related to the realignment of ICI Paints personnel, excluding Stores personnel, into the Savings and Investment Plan of ICI Group in Puerto Rico and the Savings and Investment Plan of ICI Group on June 30, 2000.

In 1999, a trustee-to-trustee transfer of $2,183,470 in Plan assets occurred. The transfer was related to a select group of employees, 30 in total, who became employed by IBM.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(Continued)

(b) Valuation of Investments and Financial Investments

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The Plan administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the plan. The participant loans have fixed rates of interest, established by the Plan administrator at the time of the loan's origination, and approximate prevailing market rates (5.8% to 12.0% and 7.0% to 10.0% at December 30, 2000 and 1999, respectively).

(c) Basis of Security Transactions

Security transactions are accounted for on the trade date. Gain or loss on securities sold is based on average cost.

(d) Recognition of Income from Investments

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e) Plan Costs and Expenses

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the Trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment management fees are paid from the assets of the trust fund.

(f) Participants' Withdrawals

Payments to participants for elected withdrawals and distributions are recognized as a reduction of Plan assets when paid by the Trustee.

(Continued)

(g) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h) *Reclassifications*

Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

(i) *Risk and Uncertainties*

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock and bond market performance, interest rates, economic conditions, and world affairs.

(j) *New Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Plan is required to adopt SFAS No. 133 effective December 30, 2000. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(3) Interest in Master Trust

At December 30, 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the New Trustee. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

The following table presents the fair value of investments in the ICI Master Trust at December 30, 2000:

	2000
ICI Long Term Income Fund	$ 256,060,749
Mellon Capital Asset Allocation Strategy Fund	22,488,477
T. Rowe Price Small Cap Stock Fund	14,028,413
American Funds Europacific Growth Fund	17,472,124
ICI Company Stock Fund	30,788,711
Fidelity Magellan Fund	224,487,001
Fidelity Equity Income Fund	63,018,751
Fidelity Balanced Fund	23,179,119
Fidelity Aggressive Growth	54,401,137
Fidelity US Equity Index Pool Fund	66,565,742
	$ 772,490,224
Plan's proportionate share	6.8%

The following table presents the net investment loss of investments in the ICI Master Trust for the six months ended December 30, 2000:

Investment loss:	
Interest income and dividends	$ 26,724,589
Net depreciation in fair value of investments	(67,011,177)
	$ (40,286,588)
Plan's proportionate share	9.7%

(4) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

(Continued)

Effective July 1, 2000, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 30, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

(5) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1933 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of September 16, 2002, the Plan has not made such filing.

The Company irrevocably committed to contribute $3.6 million during the December 31,2000 to December 30, 2001 plan year. This commitment will be offset by any Code section 401(k) before tax elective deferrals and any code section 401(m) employer matching contributions made during the plan year. Before tax elective deferrals and employer matching contributions made to the plan in 2001 prior to September 15, 2001 will be deducted in the 2000 federal consolidation income tax return.

The Company irrevocably committed to contribute $6.4 million during the December 31, 2001 to December 31, 2002 plan year. This commitment will be offset by any Code section 401(k) before tax elective deferrals and any Code section 401(m) employer matching contributions made during the plan year. Before tax elective deferrals and employer matching contributions made to the plan in 2002 prior to September 15, 2002 will be deducted in the 2001 federal consolidated income tax return.

(6) Related-Party Transactions

At December 30, 2000, the Plan had a 12% beneficial interest in the ICI Company Stock Fund (an investment fund of the Master Trust), which holds ICI ADRs as its principal investment.

(7) Subsequent Events

Effective December 31, 2000, the Company adopted a resolution which requires five years of service to vest in the above (note 5) business contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For the
Stores Division of ICI Paints

Date: June 5, 2003

By: Thomas M. Hindmarch
Designated Representative

w:\Law\Gen\Tmh\11Ks\Paints Stores SIP YE 123000.doc

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.

Consent of Independent Auditors

The Board of Directors
The Glidden Company:

We consent to the incorporation by reference in the registration statement (No. 333-12998) on Form S-8 of the Savings and Investment Plan for the Stores Division of ICI Paints (formerly named the Retirement Savings and Investment Plan of ICI Paints) of our report dated September 16, 2002, relating to the statements of net assets available for plan benefits of the Savings and Investment Plan for the Stores Division of ICI as of December 30, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2000, which report appears in the December 30, 2000 annual report on Form 11-K of The Glidden Company.

KPMG LLP

June 3, 2003
Cleveland, Ohio